UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
Under
The Securities Act of 1933

COMPASS BANCSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE

(State or Other Jurisdiction of Incorporation or Organization)

63-0593897

(I.R.S. Employer Identification No.)

15 SOUTH 20TH STREET, BIRMINGHAM, ALABAMA **35233**

(Address of Principal Executive Offices) (Zip Code)

DEFERRED COMPENSATION PLAN FOR COMPASS BANCSHARES, INC.

(Full Title of the Plan)

JERRY W. POWELL, ESQUIRE
GENERAL COUNSEL
COMPASS BANCSHARES, INC.
POST OFFICE BOX 10566, BIRMINGHAM, ALABAMA 35296

(Name and Address of Agent for Service)

(205) 297-3000

(Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, (par value $2.00 per share) (3)	200,000	30.95	6,190,000	569.48

(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, the number of shares of securities registered in this Registration Statement will be increased as a result of future stock splits, stock dividends or similar transactions.

(2) Pursuant to Rule 457 of the Securities Act of 1933, as amended, the offering price is estimated solely for the purpose of determining the registration fee and is based on the average of the bid and ask price of the Common Stock, as reported in the NASDAQ consolidated reporting system on December 13, 2002.

(3) In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

PART I

EXPLANATORY NOTE

Compass Bancshares, Inc. (the "Registrant") is filing this Registration Statement on Form S-8 in order to register an additional 200,000 shares of common stock, $2.00 par value per share (the "Common Stock"), to be offered or sold pursuant to the terms and conditions of the Deferred Compensation Plan for Compass Bancshares, Inc. (the "Plan"), as well as an indeterminate amount of interests in the Plan to be offered and sold pursuant to the Plan in accordance with Rule 416(c) of the Securities Act of 1933. A Form S-8 was filed relative to the Plan on December 28, 1995 (file number 033-65437). Its contents are incorporated by reference herein.

A prospectus meeting the requirements of Part I of Form S-8 has been prepared. Such prospectus is not included in this Registration Statement but will be delivered to all participants in the Plan pursuant to Rule 428(b)(1) under the Securities Act of 1933, as amended.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 5. Interests of Named Experts and Counsel.

The validity of the Registrant's Common Stock which may be issued pursuant to the Plan will be passed on for the Registrant by Jerry W. Powell, Esq., General Counsel, Secretary and an employee of the Registrant. As of December 31, 2001, Mr. Powell was the beneficial owner of an aggregate of approximately 198,396 shares of Common Stock (including 75,631 shares subject to options exercisable within sixty (60) days thereof and 37,096 shares allocated to his Employee Stock Ownership / 401(k) Plan and Trust account). Mr. Powell is eligible to participate in the Plan.

Item 6. Indemnification of Directors and Officers.

Section 17 of Article V of the Registrant's Bylaws provides in part as follows:

Without limitation, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the full extent permitted by the General Corporation Law of Delaware, upon such determination having been made as to his good faith and conduct as is required by said General Corporation Law. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding to the extent, if any, authorized by the Board of Directors in accordance with the provisions of said General Corporation Law, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

Under Section 145 of the Delaware General Corporation Law (the "GCL"), directors, advisory directors and officers of a Delaware corporation are entitled to indemnification permitted by the statute as provided in such corporation's certificate of incorporation, by-laws, resolutions and other proper action.

In addition, Article 8 of the Registrant's Restated Certificate of Incorporation, as amended, provides:

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty of such director, except (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article 8 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

This provision is authorized by Section 102(b)(7) of the GCL.

The Registrant has secured insurance on behalf of its officers and directors for certain liabilities arising out of their actions in such capacities.

The Registrant has entered into contracts with each of its directors and certain officers pursuant to which it will indemnify them to the fullest extent permitted by law.

Item 8. Exhibits.

The following exhibits are filed herewith or incorporated by reference herein as part of this Registration Statement:

Exhibit	Description
4.1	Certificate of Amendment, dated June 2, 1998, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 4.6 to Compass Bancshares, Inc.'s registration statement on Form S-3, registration number 333-60725 filed with the Commission).
4.2	Certificate of Amendment, dated May 1, 2002, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 4.7 to Compass Bancshares, Inc.'s registration statement on Form S-8; registration number 333-90806 filed with the Commission).
5.1	Opinion of Jerry W. Powell, Esquire, regarding the legality of the securities being issued.
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of Jerry W. Powell, Esquire (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, State of Alabama, on December 16, 2002.

COMPASS BANCSHARES, INC

By: /s/ D. Paul Jones, Jr.

D. Paul Jones, Jr.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
By: /s/ D. Paul Jones, Jr. D. Paul Jones, Jr.	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	December 16, 2002

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SIGNATURE	TITLE	DATE
By: /s/ Garrett R. Hegel Garrett R. Hegel	Chief Financial Officer (Principal Financial Officer)	December 16, 2002
By: /s/ Timothy L. Journy Timothy L. Journy	Chief Accounting Officer and Controller (Principal Accounting Officer)	December 16, 2002
By: /s/ James H. Click, Jr. James H. Click, Jr.	Director	December 16, 2002
By: /s/ Charles W. Daniel Charles W. Daniel	Director	December 16, 2002
By: /s/ W. Eugene Davenport W. Eugene Davenport	Director	December 16, 2002
By: /s/ Tranum Fitzpatrick Tranum Fitzpatrick	Director	December 16, 2002
By: /s/ Carl J. Gessler, Jr., M.D. Carl J. Gessler, Jr., M.D.	Director	December 16, 2002
By: /s/ Charles E. McMahen Charles E. McMahen	Director	December 16, 2002
By: /s/ John S. Stein John S. Stein	Director	December 16, 2002
By: /s/ J. Terry Strange J. Terry Strange	Director	December 16, 2002

Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, State of Alabama, on December 16, 2002.

DEFERRED COMPENSATION PLAN
FOR COMPASS BANCSHARES, INC.

By: **COMPASS BANCSHARES, INC.**
Plan Sponsor and Administrator

By: /s/ D. Paul Jones, Jr.
_____

D. Paul Jones, Jr.
Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description
4.1	Certificate of Amendment, dated June 2, 1998, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 4.6 to Compass Bancshares, Inc.'s registration statement on Form S-3, registration number 333-60725 filed with the Commission).
4.2	Certificate of Amendment, dated May 1, 2002, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 4.7 to Compass Bancshares, Inc.'s registration statement on Form S-8; registration number 333-90806 filed with the Commission).
5.1	Opinion of Jerry W. Powell, Esquire, regarding the legality of the securities being issued.
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of Jerry W. Powell, Esquire (included in Exhibit 5.1).